Mail Stop 3561

      							July 14, 2005

David L. Adams
Sr. Vice-President, Finance and Chief Financial Officer
8150 Trans Canada Highway
Montreal, QC H4S1M5
Canada


	Re:	SR Telecom, Inc
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005

		Forms 6-K for Fiscal Quarter Ended March 31, 2005
      File No. 000-50378

Dear Mr. Adams:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Item 4.  Information on the Company

History and Development of the Company, page 12

1. We note your disclosure that "SR Telecom USA Inc was primarily an
R&D center, developing and maintaining both the angel and airstar product lines". Tell us if Netro conducted research and development activities prior to your acquisition and how such in-process research and development costs were accounted for in your purchase accounting.
Further, your discussion should demonstrate the differences in accounting treatment under US and Canadian GAAP, if any and site all relevant accounting literature.

Consolidated balance sheets, page F-2

2. We note your significant increase in inventory from December
31,
2003 and your explanation for this increase on page 36.

* Describe in detail why you believe your reserve for obsolescence is appropriate in light of your declining sales, lower backlog, and delays in the receipt of orders, which have continued through March
30, 2005.
* Tell us the nature of the inventory purchased from Solectron, how it will be utilized in your business, and why you believe the inventory`s cost is less than or equal to market.

7. Long-term accounts receivable, net, page F-16

3. We note that you did not record a provision for your December
2001
claim filed against MCI International. It is unclear to us why you believe this amount is recoverable at December 31, 2004 considering
MCI`s bankruptcy and subsequent objection to your claim. Tell us in detail why you believe the claim will be upheld by the court and further, why you believe you will receive full payment from MCI International.

23. Loss on change in ownership in subsidiary company, page F-32

4. Tell us in more detail how an increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings under U.S. GAAP.

24. Commitments and contingencies

d) Litigations, page F-33

5. We note that you recognized a gain of $4.6 million in connection with your settlement with Solectron. Provide us with details of your prior accounting for your Manufacturing Agreement, and why the subsequent recognition of a gain was appropriate. Your response should include a discussion of Canadian GAAP and U.S. GAAP, highlighting any differences.

32. Reconciliation of results reported in accordance with Canadian
GAAP to U.S. GAAP and other supplementary U.S. GAAP disclosures, page
F-41

6. Revise to provide the financial information for the year ended
December 31, 2002 as required by Item 18 of Form 20-F.

(i) Asset impairment, page F-42

7. Describe in detail the factors that contributed to the adjustment for asset impairment during each of the years presented.

(ii) Bid costs, deferred charges and start-up costs, page F-42

8. It appears from your disclosure that all deferred charges are expensed as incurred under U.S. GAAP. Tell us the nature of the deferred charges that are expensed. Disclose whether deferred costs incurred to issue debentures or debt are expensed or deferred under
U.S. GAAP.



*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response via EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Adams
SR Telecom,Inc
July 14, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE